SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1 MINUTES OF THE 71ST ANNUAL GENERAL MEETING AND THE 213TH EXTRAORDINARY GENERAL MEETING 1. DATE, TIME, AND PLACE: Held on April 23, 2026, at 2:00 p.m., exclusively in digital format, and therefore in accordance with Article 5, Paragraph 3, of CVM Resolution no. 81, dated March 29, 2022, held at the Company’s registered office, located in the City of Curitiba, State of Paraná, at Rua José Izidoro Biazetto no. 158, Bloco A, Orleans, ZIP Code 81200-240. 2. CALL: The first call notice was published in accordance with Article 124 of Federal Law no. 6,404, dated December 15, 1976 (“Corporations Law”), in the March 23, 24, and 25, 2026 editions of the newspaper “Valor Econômico,” on pages C5, A8, and A13, respectively, with the documents made available on the newspaper’s website, pursuant to Article 289, I, of the Brazilian Corporations Law. 3. QUORUM FOR CONVENING: Present: (A) At the Annual General Meeting: shareholders holding 1,637,841,174 common, registered, book-entry, and no-par-value shares issued by the Company, excluding treasury shares, representing approximately 68.93% of the voting capital; and (B) At the Extraordinary General Meeting: shareholders holding 1,623,097,896 common, registered, book-entry, and no-par-value shares issued by the Company, excluding treasury shares, representing approximately 68.31% of the voting capital, as evidenced by the signatures in the Company’s Shareholder Attendance Book. 4. ATTENDANCE: Present were Mr. Demetrius Nichele Macei, Chairman of the Supervisory Board, Mr. Marco Antônio Barbosa Cândido, Coordinator of the Statutory Audit Committee; Mr. Daniel Pimentel Slaviero, President of the Company; Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, Ms. Márcia Cristine Ribeirete Baena, Vice President of People and Management, Mr. Vicente Loiácono Neto, Director of Governance, Risk, and Compliance, and Mr. Guilherme Valle, representative of the external auditor, PricewaterhouseCoopers Auditores Independentes Ltda. 5. PRESIDING BOARD: The meeting was chaired by Mr. Marcel Martins Malczewski, Chairman of the Company’s Board of Directors, pursuant to Article 12 of the bylaws, and recorded by Ms. Isabel Zaiczuk Raggio, who was also responsible for signing the copy of the minutes to be submitted to the Board of Trade. 6. PUBLICATIONS AND DISCLOSURE: In accordance with Article 133 of the Brazilian Corporations Law, the Company’s Management Report and Financial Statements for the fiscal year ended December 31, 2025, accompanied by the respective notes to the financial statements and other relevant documents were published in the newspaper “Valor Econômico,” in a special supplement to the February 27, 2026 edition, with the full text of the document made available on the newspaper’s website, pursuant to Article 289, I, of the Brazilian Corporations Law. The above documents and other documents relevant to matters on the agenda, including the management’s proposal for the general meeting, were also made available to shareholders at the Company’s headquarters and published on the websites of CVM, B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and the Company’s websites, more than one (1) month prior to the date of this Meeting, in accordance with the Brazilian Corporations Law and applicable CVM regulations. 7. AGENDA: To examine, discuss, and vote on the following agenda: 7.1. ANNUAL GENERAL MEETING: COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1 7.1.1. Annual Management Report, Management Statements and Financial Statements for fiscal year 2025; 7.1.2. Management's proposal for the Capital Budget for fiscal year 2026; 7.1.3. Management's proposal for the allocation of net profit for 2025 and distribution of dividends; 7.1.4 Setting up of the Supervisory Board, considering the nomination of candidates by shareholders, in accordance with the applicable law; 7.1.5 If the Supervisory Board is set up, election of three regular members and their respective alternates; and 7.1.6 Establishment of the global compensation for Management, Supervisory Board members (if elected), and members of Statutory Committees for the fiscal year 2026. 7.2. EXTRAORDINARY GENERAL MEETING: 7.2.1. Election of a member of the Board of Directors to serve the unified term ending at the annual general meeting that reviews the management’s accounts and the Company’s financial statements for the fiscal year ending December 31, 2026; and 7.2.2. Resolution on the compliance of the elected member of the Board of Directors with the independence criteria established in CVM and Novo Mercado regulations. 8. RESOLUTIONS: Once the meeting was convened and following the review and discussion of the items on the agenda, the shareholders present resolved as follows: At the Annual General Meeting: 8.1. To approve, in accordance with the votes recorded in the voting map contained in Annex I, the Annual Management Report, Management Statements and Financial Statements for fiscal year 2025; 8.2. To approve, in accordance with the votes recorded in the voting map contained in Annex I, the proposed Capital Budget for the fiscal year 2026, in the total amount of R$3,021,288,866.00 (three billion, twenty-one million, two hundred eighty-eight thousand, eight hundred sixty-six reais); 8.3. To approve, in accordance with the votes recorded in the voting map contained in Annex I, the management’s proposal for the allocation of net income for the 2025 fiscal year, in the amount of R$2,688,613,402.80 (two billion, six hundred eighty-eight million, six hundred thirteen thousand, four hundred two reais and eighty cents), as follows: a) R$134,430,670.14 (one hundred thirty-four million, four hundred thirty thousand, six hundred seventy reais and fourteen centavos), equivalent to 5% of the net income for the 2025 fiscal year, for the establishment of the legal reserve, as provided for in Article 193 of the Brazilian Corporations Law and in the Bylaws; b) R$42,637,331.97 (forty-two million, six hundred thirty-seven thousand, three hundred thirty-one reais and ninety-seven cents) added to adjusted net income due to the realization of the asset revaluation reserve, resulting from the application of deemed cost to fixed assets upon the initial adoption of Technical Pronouncement CPC 27; COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1 c) R$1,100,000,000.00 (one billion, one hundred million reais) already approved at the 264th Extraordinary Meeting of the Board of Directors on November 18, 2025, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of earnings allocated to the mandatory dividend, in the form of interest on equity (JCP), which was paid on January 19, 2026; d) R$1,496,820,064.63 (one billion, four hundred ninety-six million, eight hundred twenty thousand, sixty-four reais and sixty-three cents) for the establishment of the retained earnings reserve, the purpose of which is to secure the Company’s investment program, in accordance with the capital budget proposal, pursuant to Article 196 of the Brazilian Corporations Law. 8.4. To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the set up of the Supervisory Board, considering the nomination of candidates by shareholders, pursuant to the applicable law; 8.5. To elect the following persons as members of the Supervisory Board, with a term of office until the first Annual General Meeting to be held after their installation, in accordance with the votes recorded in the voting map contained in Annex I: DEMÉTRIUS NICHELE MACEI, Brazilian, married, attorney, holder of Identity Card no. 1,952,651-7/SSP-SP, registered with the CPF/MF under no. 787.870.509-78, elected to serve as a regular member of the Supervisory Board; JOSÉ PAULO DA SILVA FILHO, Brazilian, married, accountant, holder of Identity Card no. 55.837.704-X/SSP-SP, registered with the CPF/MF under no. 386.730.294- 49, elected to serve as an alternate member of the Supervisory Board; JOSÉ LUIZ DE ARAÚJO ROLIM, Brazilian, married, economist, holder of Identity Card no. 201139748/DETRAN-RJ, registered with the CPF/MF under no. 102.318.277-76, elected to serve as a regular member of the Supervisory Board; RICARDO BERTUCCI, Brazilian, married, accountant, holder of Identity Card no. 424096/SESP-RO, registered with the CPF/MF under no. 003.673.579-50, elected to serve as an alternate member of the Supervisory Board; SÉRGIO HENRIQUE DA FONSECA, Brazilian, married, accountant, holder of Identity Card no. 094719333/IFP-RJ, registered with the CPF/MF under no. 023.936.847-94, elected to serve as a regular member of the Supervisory Board; and PAULO ROBERTO FRANCESCHI, Brazilian, married, accountant, holder of Identity Card no. 669.976-6/SSP-PR, registered with the CPF/MF under no. 171.891.289-72, elected to serve as an alternate member of the Supervisory Board. 8.5.1 To state that, based on the information received by the Company’s management, in accordance with the applicable law, shareholders were informed that the elected members of the Supervisory Board meet the requirements set forth in Article 162 of the Brazilian Corporations Law and are in a position to sign, without any reservations, the declaration referred to in Articles 147 and 162, paragraph 2, of the Brazilian Corporations Law, which will be filed at the Company’s headquarters. COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1 8.5.2 It is hereby noted that the members of the Supervisory Board elected herein shall assume their respective positions within thirty (30) days from the date hereof, upon signing the respective oath of office, to be recorded in the Company’s designated register, accompanied by the declaration of non-impediment as set forth above. 8.6. To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the setting of the total compensation for Executive Officers, Supervisory Board Members, and Members of Statutory Committees for the fiscal year 2026, with a global limit for the fiscal year of up to R$65,458,216.46 (sixty-five million, four hundred fifty-eight thousand, two hundred sixteen reais and forty-six cents), to be allocated individually by the Board of Directors. 8.6.1 To note that the amount hereby approved for total compensation does not include taxes and contributions that are the employer’s responsibility. 8.6.2 To note that the compensation of the members of the Supervisory Board, pursuant to Article 162, Paragraph 3, of the Brazilian Corporations Law, shall be in an amount equivalent to 10% (ten percent) of the fixed compensation that, on average, is attributed to the Company’s executive officers, excluding benefits, representation allowances, and profit sharing attributed to the executive officers. At the Extraordinary General Meeting: 8.7 To elect the following person to fill a vacancy on the Board of Directors until the end of the unified term, which will conclude at the Annual General Meeting to be held in 2027, in accordance with the votes recorded on the voting map contained in Annex I: HARRY SCHMELZER JUNIOR, Brazilian, married, electrical engineer, holder of Identity Card no. 599.160/SSP-SC, registered with the CPF/MF under no. 444.489.619-15, elected as a member of the Company’s Board of Directors. 8.7.1 To note that, based on information received by the Company’s management, in accordance with the applicable law, shareholders were informed that the now elected board member is in a position to sign the declaration of non-impediment referred to in Article 147, Paragraph 4, of the Brazilian Corporations Law and in Article 2 of Annex K of CVM Resolution no. 80, dated March 29, 2022 (“RCVM 80”), which will be filed at the Company’s headquarters. 8.7.2 To state that the newly elected member of the Board of Directors shall assume office within thirty (30) days from the date hereof, upon signing the relevant certificate of assumption of office to be recorded in the Company’s designated register, accompanied by the declaration of non-impediment pursuant to item 8.7.1 above. 8.8. To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the compliance of the elected member of the Board of Directors with the independence criteria established in RCVM 80 and in the B3 Novo Mercado Regulations. 9. DOCUMENTS: No documents, proposals, statements, voting declarations, protests, or dissenting opinions were submitted to the meeting. 10. CLOSING AND DRAWING UP OF THE MINUTES: There being no further business to discuss, the Chairman adjourned the meeting to draft these minutes in the form of a summary of the proceedings, containing only a transcript of the resolutions adopted and to be published without the COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1 signatures of the shareholders present, as permitted by Article 130, paragraphs 1 and 2, of the Brazilian Corporations Law, which, having been presented and found to be in order, was approved by those present. The record of shareholder attendance in these minutes and the Shareholder Attendance Book was made by the signature of the Secretary of the Board, in accordance with applicable regulations. MARCEL MARTINS MALCZEWSKI DEMÉTRIUS NICHELE MACEI Chairman of the General Meeting and Chairman of the Supervisory Board Chairman of the Board of Directors MARCO ANTÔNIO BARBOSA CÂNDIDO DANIEL PIMENTEL SLAVIERO Chairman of the President Statutory Audit Committee FELIPE GUTTERRES RAMELLA MÁRCIA CRISTINE RIBEIRETE BAENA Vice-President of Finance and Investor Relations Vice-President of People and Management VICENTE LOIÁCONO NETO ISABEL ZAICZUK RAGGIO Chief Governance, Risk and Compliance Officer Secretary of the General Meeting COMPANHIA PARANAENSE DE ENERGIA CNPJ no. 76.483.817/0001-20 Attendance to the 71st Annual General Meeting and 213rd Extraordinary General Meeting, of 23.04.2026: Shareholders present: Leandro Rabello de Abreu, Edelberto da Silva Boeira Represented by Bruno Bernardo Ramos: JGP B PREVIDÊNCIA FIFE MASTER AÇÕES FI FINANCEIRO - CIA - RESP LIMITADA, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, RÉGIA BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FIF EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA EQUITIES ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESP LIMITADA, RÉGIA ESG MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP EQUITY HEDGE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP EQUITY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, JGP LS STRATEGY FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESP LTDA, MOSTEIRO FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP COMPOUNDERS MASTER FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, SANTA CRISTINA FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA Represented by Livia Beatriz Silva do Prado: AMUNDI FUNDS, CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND, AMUNDI ISR ACTIONS MARCHES EMERGENTS UCITS ETF, AMUNDI INDEX SOLUTIONS, BROOKFIELD INVESTMENT FUNDS (UCITS) PLC - BROOKFIELD GLOBAL RENEWABLES AND SUSTAINABLE INFRASTRUCTURE UCITS FUND, ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA, ITAÚ SIRIUS FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, IT NOW IGCT FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL – RESPONSABILIDADE LIMITADA, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ ÍNDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ INDEX AÇÕES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ INFLATION EQUITY OPPORTUNITIES AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO ESG AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ S&P/B3 LOW VOLATILITY™ FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, THE BANK OF NEW YORK, ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, CANDRIAM SUSTAINABLE, ITAÚ HUNTER LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, IT NOW IBOVESPA FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, IT NOW ISE FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL – RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ CAIXA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ INSTITUCIONAL INFLAÇÃO MULTESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO - RESPONSABILIDADE LIMITADA, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO IQ AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PHOENIX AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, JSS INVESTMENTFONDS - JSS SUSTAINABLE EQUITY - SYSTEMATIC EMERGING MARKETS, LCL ACTIONS EMERGENTS, MEDIOLANUM BEST BRANDS - MEDIOLANUM MULTI ASSET ESG SELECTION, STICHTING JURIDISCH EIGENDOM FGR VGZ, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS Represented by Veronica Gomes Vairo: BNDES PARTICIPAÇÕES S.A. - BNDESPAR Representados por Caio Cezar Zerbato: Estado do Paraná Voters by voting ballot: TROPICO SCHWEITZER DIV FIA, CLUBE DE INV DOS EMPREGADOS DA CIA SID DE TUBARAO CIEST, IAJA SAM AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER ETHICAL SUSTENTABILIDADE IS AÇÕES - FIF RESPONSABILIDADE LIMITADA, SANTANDER IAJA AÇÕES DIVIDENDOS - FIF RESP LIMITADA, SANTANDER IBOVESPA ATIVO INSTITUCIONAL AÇÕES - FIF RESP LIMITADA, SANTANDER STAR LONG & SHORT DIRECIONAL MULTIMERCADO - FIF RESP LIMITADA, BAHIA AM II FUNDO DE INVESTIMENTO FINANCEIRO - CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, ASTER INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, CONSTELLATION BP 100 PREV FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES FIFE, CONSTELLATION 70 PREVIDÊNCIA FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, CONSTELLATION 100 PREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE, CONSTELLATION BRADESCO 100 FIFE FUNDO DE INVESTIMENTO EM AÇÕES, ASTER PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO AÇÕES RESPONSABILIDADE LIMITADA, "CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES", ASTER MASTER Q FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, CONSTELLATION MASTER FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, CONSTELLATION SULAMÉRICA PREV FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO DE RESPONSABILIDADE LIMITADA , CONSTELLATION XP SEG 70 PREVIDÊNCIA FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO , Antonio de Oliveira Souza Júnior, Fábio Henrique Gabriele, GENOA CAPITAL ARPA MASTER CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, GENOA CAPITAL ARPA MASTER CLASSE DE INVESTIMENTO MULTIMERCADO - RESPONSABILIDADE LIMITADA, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GENOA CAPITAL PULSE PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITDA, GENOA CAPITAL COAST FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ASTER MASTER G FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, CONSTELLATION ICATU 70 PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO, CONSTELLATION COMPOUNDERS MASTER FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, WESLEY DE SOUZA CARVALHO, ATIT MASTER PREV FIFE FIA, LINUS LLC, ATMOS INSTITUCIONAL MASTER FIA, ATMOS MASTER FIA, ATMOS MASTER PREV FIA, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL PULSE PREV C FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITDA, GMAC Fundo de Investimento Financeiro Multimercado – Crédito Privado Responsabilidade Limitada, Canadian Eagle Portfolio LLC, SPX Summit Macro Long Short Master Fundo de Investimento Financeiro Multimercado Crédito Privado Responsabilidade Limitada, SPX Hornet Equity Hedge Master Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, Evolve Long Only Fia , Evolve Master Fia , MOPYATA FIA IE, FATOR VIGOR FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR, FATOR ESCALADA FIA IE, FATOR NSE HIBISCO FIA, FATOR MASTER FI ACOES, Local Explorer Fundo de Investimento Financeiro Multimercado – Responsabilidade Limitada, SANTANDER PREV SELEÇÃO AÇÕES - FIF RESP LIMITADA, SPX Lancer Plus Previdenciário Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Lancer Previdenciário Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Long Bias Previdenciário Master 2 Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Long Bias Previdenciário Master Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Nimitz Master Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Patriot Master Fundo de Investimento Financeiro em Ações Responsabilidade Limitada, CARTEIRA AÇÕES ZURIQUE SANTANDER, TRÍGONO PARTHENON MASTER FUNDO DE INVESTIMENTO EM AÇÕES RESPONSABILIDADE LIMITADA, BAHIA AM LONG BIASED MASTER FUNDO DE INVESTIMENTO FINANCEIRO, BAHIA AM PRECE VALOR FUNDO DE INVESTIMENTO, BAHIA AM UNA EQUITY HEDGE FUNDO DE INVESTIMENTO, BAHIA AM VALUATION MASTER FUNDO DE INVESTIMENTO FINANCEIRO, FUNDO DE INVESTIMENTO EM AÇÕES DIMORAES, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP LIMITADA, GENOA CAPITAL MERIDIAN PREV C FIF- CLASSE DE INVESTIMENTO MULTIMERCADO - 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OF J. LTD. RE: STB D. B. S. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB (AMUNDI IND, DALVA DARIN ANDRADE, DANIEL FERNANDES OLIVEIRA, DANIEL FERRAZ MODESTO E SILVA, DANIELA CRISTINA TOMAZ ROSA, DANILO MACHADO FONTENLA, DAVI LUCAS ALVES ANDRADE, DAVI MATOS DA SILVA, DAVI SZEREMETA ZABROSKI, DEMETRIUS ALVIS DA SILVA, DENILSON DONOLATO, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIEGO MAEHLER, DIEGO NATANAEL VICENTE, DIEICK FABRICIO KLOCK, DOUGLAS ALEXANDRE DE ASSIS, DOUGLAS LOPES DA SILVA, DREXEL UNIVERSITY, DUANY SILLOS, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS INVEST LATIN AMERICAN EQUITIES, DWS LATIN AMERICA EQUITY FUND, EASTSPRING INVESTMENTS, EDERSON MENDES BATISTA, EDSON FERREIRA TAVARES, EDSON SOUZA DA SILVA SANTANA, EDUARDO CARDOSO BRAGA, EDUARDO DOS SANTOS, EDUARDO FREITAS DA SILVA, EDUARDO IGNACIO BAPTISTA, EDUARDO ROGERIO DE FARIA, EDVANDRO AMANCIO DOS SANTOS, ELDER ALVES PEREIRA COUTO, ELIANA MITIE TAMAISHI NAKANISHI, ELIAS CARLO AGUAYO CABANA, ELISIO REIS DA SILVA, ELTON LUIS FERREIRA SANTANA, ELTON SANTOS, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMILIO CARLOS RODRIGUEZ FAJIN, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, ENIO CESAR BARBOSA, ENOC FRANCISCO DOS SANTOS FILHO, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, ERASMO GONGORA MUNUERA, ERICO RAMALHO DE FREITAS, EURIZON CAPITAL S.A., EVERTON SILVA OLIVEIRA, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FABIANO GODINHO TEIXEIRA, FABIO CLERICI, FABIO MACHADO DE SOUZA, FAISCA FIA, FAROL FUNDO DE INVESTIMENTO EM ACOES, FELIPE DE SOUSA SANTOS, FELIPE PINTO DE MENDONCA, FELIPE SOUZA, FERNANDO ARAUJO SOARES DA SILVA, FERNANDO CONDUTA BAIONE, FERNANDO COSTA VIEIRA, FERNANDO DE SOUZA, FERNANDO HENRIQUE RAMALHO, FERNANDO SILVA SANTOS, FERNANDO TEIXEIRA DA SILVA, FIA WPA I INVESTIMENTO NO EXTERIOR, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLAVIO TAVARES DE ANDRADE, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLORIDA RETIREMENT SYSTEM TRUST FUND, FRANCESCO ANTONIO PUGLIESI OTTAVIO, FRANCIELLY SCHMEISKE, FRANCISCO GIONEY MARQUES RODRIGUES, FRANCISCO JOSE LOPES AFONSO, FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON SINOAM GLOBAL INFRASTRUCTURE FUND, FRG CLARITAS FIF CLASSE DE INVESTIMENTO EM ACOES RESPONSABIL, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL MILLS GROUP TRUST, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GEOVAN DANTAS FERRAZ, GIANLUCA SOLIVA BANFI, GIBSON BATISTA GOMES, GILSON MORAIS LOPES, GLAUBER SANDI MARTINS, GLEYDSON PUBLIO AZEVEDO, GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B, GLOBAL ALPHA TILTS FUND A, GLOBAL ALPHA TILTS FUND B, GLOBAL CORE INFRASTRUCTURE INDEX FUND, GLOBAL CORE INFRASTRUCTURE INDEX NON-LENDABLE FUND E, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, GLOBAL X SUPERDIVIDEND EMERGING MARKETS ETF, GLOBEFLEX EMERGING MARKETS ALL CAP COMMINGLED TRUS, GOLDMAN SACHS BEWAARSTICHTING I, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, GOLDMAN SACHS TRUST II - GOLDMAN SACHS M-M R ASSETS S FUND, GOVERNMENT INSTITUTIONS PENSION FUND, GQG GLOBAL UCITS ICAV, GQG PARTNERS EMERGING MARKETS EQUITY CIT, GQG PARTNERS EMERGING MARKETS EQUITY FUND, GQG PARTNERS EMERGING MARKETS EQUITY FUND (AUSTRALIA), GQG PARTNERS EMERGING MARKETS EQUITY FUND-GQG PARTNERS S LLC, GQG PARTNERS EMERGING MARKETS QUALITY EQUITY FUND, GUILERMO BORTOLUZZI BRONDANI, GUILHERME ALMEIDA DOS SANTOS, GUSTAVO MASTROCOLA MURCHED, HACKENSACK MERIDIAN HEALTH MASTER RETIREMENT TRUST, HACKENSACK MERIDIAN HEALTH, INC., HARRISON STREET INFRASTRUCTURE ACTIVE ETF, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, HELLADIO DE VASCONCELLOS FERREIRA NETO, HENRIQUE BORDIN LUCENA BORGES, HENRIQUE NUNES DA SILVEIRA, HESTA, HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HSBC BANK PLCS AS TRUSTEE OF STATE STREET AUT GLOB, HSBC ETFS PLC - HSBC MSCI EMERGING MARKETS ISLAMIC ESG UCITS, HSBC ETFS PLC - HSBC PLUS EMERGING MARKETS EQUITY INCOME QUA, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, HSBC INDEX TRACKER INVEST. 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KL, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, IRAN ROCHA COSTA, IRINEU DARIO STAUB, ISAQUE GOMES RIBEIRO, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF, ISHARES ESG MSCI EM ETF, ISHARES ESG MSCI EM LEADERS ETF, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES VI PUBLIC LIMITED COMPANY, ISMAEL JULIANO RODRIGUES ALIBERTI, ISMAEL MARTINS DE SOUSA GONCALVES, IVAN FERRONATTO, JACSON MARIO ROSARIO DE MOURA, JAMUR GERLOFF, JANO GILSON TORRES, JANUARIO ARRIERO BORTTAN, JEFERSON DE SOUZA MOTA, JEFFERSON BARBOSA DE OLIVEIRA, JESIEL SILVEIRA DA SILVA, JNL EMERGING MARKETS INDEX FUND, JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND, JNL/GQG EMERGING MARKETS EQUITY FUND, JOANEY TANCREDO BATISTA DA SILVA, JOAO BATISTA LIMA, JOAO DE DEUS PIRES FILHO, JOAO FRANCISCO DE FRANCO PEREIRA, JOAO GABRIEL PEDROSO BUENO, JOAO MARCOS RECHENCHOSKI ALBUQUERQUE BARBOSA, JOAO PAULO MARTINIUK SAPLAK, JOAO PAULO STARON, JOELSON VIEIRA DA SILVA, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JORGE LADEIA DO PRADO, JORGE MARTINEZ MONGE, JOSE CARLOS DA SILVA, JOSE CELSO MAROCCO, JOSE EDUARDO JACQUES ROMAGNA, JOSE EDUARDO RANGEL CURY, JOSE JORGE CARDOSO, JOSE LUIZ ROQUE, JOSE LUIZ TAVARES FERREIRA, JOSE MARIO TIEPPO, JOSE RIBAMAR NERY RODRIGUES JUNIOR, JOSE RICARDO LOPES MACHADO, JOSE ROBERTO DEBASTIANI, JOSE ROBERTO LIMA CARDOSO, JOSE ROBERTO RODRIGUES JUNIOR, JOSE ROBERTO VIEIRA DA SILVA, JOSIEL DA CRUZ MACHADO, JOSIVALDO JOSE DOS ANJOS, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, JULIANO BATISTA BENEDETTO, JULIANO PEREIRA DA SILVA, JULIO CESAR RODRIGUES PIRES, JULIO CESAR VAZ DA SILVA, JUNIOR FERNANDES DA SILVA, KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, KIDIDER SILVA CHAVES, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LAERTE LOPES RAMOS, LEANDRO AMANCIO DA SILVA, LEANDRO ANDRE LERMEN, LEANDRO ARTUR SILVA DE ARAUJO, LEANDRO BARP, LEANDRO DOS SANTOS BANDEIRA, LEANDRO JOSE MATOS DA SILVA, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGAL & GENERAL CCF, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEONARDO FERREIRA NEVES BITENCORT, LEONARDO KENNETH CAVALCANTI SILVA, LEONARDO QUINTANA LITVIN, LEONARDO SUTIL, LEVIR ITSURU OGUSUKO, LIOMAR DE BORTOLI, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LOCAL AUTHORITIES SUPERANNUATION FUND, LORENA MORENA BATISTA DOS SANTOS, LUCAS DOMINGOS DA ROCHA, LUCIANA CAMPELO DE MORAES, LUCIANA MARIA JORDAO INACIO, LUCIANO HENRIQUE JORGE, LUEDNA DIAS SANTOS, LUIS MAURO CARDOSO PEREIRA FILHO, LUIS ROBERTO TEIXEIRA DA SILVA, LUIZ ALBERTO QUEIROZ, LUIZ ANTONIO MARICATO, LUIZ AUGUSTO ALVES DA SILVA, LUIZ CARLOS DE SOUZA BARROS, LUIZ CARLOS GIAMPAOLI DA SILVA, LUIZ CARLOS KLUSKA, LUIZ CLAUDIO SILVA, LUIZ FERRAROTTO, LUIZ HENRIQUE GOMES POZENATTO, LUIZ HENRIQUE QUESSADA, LUIZ MARCIO MASCARENHAS, LUIZ RICARDO DE ALMEIDA MARTINS, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE EMERGING MARKETS EQUITY INDEX ETF, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MAGNA UMBRELLA FUND PLC, MANAGED PENSION FUNDS LIMITED, MANUKA INVESTMENTS LLC, MANULIFE REAL ASSET INCOME MULTI ASSETS FUND, MANULIFE SOBEYS GLOBAL EQUITY PORTFOLIO FUND UT, MARCELO CAVALCANTI BASTOS, MARCELO DELGADO LANDINI DE MATTOS, MARCELO JOVANI D ALMARCO, MARCIO BASTOS COSTA, MARCIO DOS SANTOS SALGADO, MARCIO GUILHERME MORAES DA COSTA, MARCIO JOSE DE GOUVEIA DA COSTA ARANTES, MARCOS GERALDO RAMOS MOTA, MARCOS OLIVEIRA DE LUNA, MARCOS PAULO HOFF, MARCOS VINICIUS DE OLIVEIRA NETO, MARIA JOSE OLIVEIRA LIMA, MARIA LUCIANE SERBOLONGHI, MARIA NILZA TEIXEIRA DA CRUZ, MARIANA RODRIGUES BIGHETTI GODOY, MARILINE DA COSTA LUZ MAGNUS DE SOUZA, MARINALDO JOSE GASPARETO, MARIO LUCIO DE FARIA TADEU, MARLI CASTRO ALVES, MARLI RODRIGUES DOS SANTOS, MARLON CALGARO LEHMKUHL, MATEUS HENRIQUE NERY DE SANTANA, MATHEUS BARCELOS SILVEIRA CARVALHO, MATHEUS FERNANDES MACIEL, MAURICIO MARQUES, MAURICIO PEREIRA DIAS, MBB PUBLIC MARKETS I LLC, MERCER EMERGING MARKETS FUND, MERCER UCITS COMMON CONTRACTUAL FUND, MGF, MGI FUNDS PLC, MICHELINE MAGALY BATTISTI GUBIANI, MINISTRY OF ECONOMY AND FINANCE, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, MSCI EQUITY INDEX FUND B - BRAZIL, MULTI STYLE MULTI MANAGER FUNDS PLC, MURIEL LIMA ARAUJO, NATIONAL EMPLOYMENT SAVINGS TRUST, NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE O, NATWEST TRUSTEE N DEPOSITARY S L AS T OF ST. J S M U T, NAYANA PRISCILA BIAZINI, NELSON SHOJI SHISHITO, NELSON VIEIRA DOS SANTOS JUNIOR, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, NEW AIRWAYS PENSION SCHEME, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NFS LIMITED, NGS SUPER, NORTHERN MULTI-MANAGER GLOBAL LISTED INFRASTRUCTURE FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, NORTHERN TRUST UCITS FGR FUND, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, OCIMARA JOSE DOS SANTOS, ODILON DO AMARAL, OLAVO JOSE LUIZ JUNIOR, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, OPENWORLD PUBLIC LIMITED COMPANY, PABLO CUNHA GUIMARAES, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PAMELA GOMES DA S Q DE PAULO, PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND, PATRICIA APARECIDA ROSA LOPES DE ALMEIDA, PAULO CESAR EMILIANO, PAULO CESAR ESTEVAM, PAULO HENRIQUE MENDES DE ANDRADE, PAULO HENRIQUE RIPOLI DE MEIRA, PAULO MARTINI, PAULO TOMAZ DE OLIVEIRA JUNIOR, PEDRO HENRIQUE PELLOZO DE OLIVEIRA, PEDRO HENRIQUE PIVA DE OLIVEIRA, PEDRO RAFAEL DE ALCANTARA LOPES, PENSIOENFONDS METAAL OFP, PENSION PLANS MASTER TRUST FOR ALCOA USA CORPORATI, PICTET GLOBAL SELECTION FUND - G G M FUND, PRINCIPAL CLARITAS ADVISORY ICATU PREVIDENCIA FUNDO DE INVES, PRINCIPAL CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MUL, PRINCIPAL CLARITAS BTG PREVIDENCIA FUNDO DE INVESTIMENTO FIN, PRINCIPAL CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERC, PRINCIPAL CLARITAS LONG BIAS PREVIDENCIA FIFE FUNDO DE INVES, PRINCIPAL CLARITAS LONG SHORT MASTER FUNDO DE INVESTIMENTO M, PRINCIPAL CLARITAS QUANT MASTER FUNDO DE INVESTIMENTO MULTIM, PRINCIPAL CLARITAS QUANT MASTER II FUNDO DE INVESTIMENTO EM, PRINCIPAL CLARITAS VALOR FUNDO DE INVESTIMENTO EM ACOES, PRINCIPAL CLARITAS VALOR INSTITUCIONAL II FUNDO DE INVESTIME, PRISCILA DA SILVA NASCIMENTO, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, PUBLIC SECTOR PENSION INVESTMENT BOARD, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, RAFAEL ALEXANDRE DE OLIVEIRA CARNEIRO, RAFAEL JACINTHO, RAFAEL MORAES DE OLIVEIRA, RAIMUNDO ANTONIO DE JESUS GIOVANI, RAM (LUX) SYSTEMATIC FUNDS, REASSURE LIMITED, REGINALDO GOMES DE LIMA, RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST, RENATO CESAR DE SOUZA, RENATO FRANCISO RAMOS DA SILVA, RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC, RICARDO BECKER FERNANDES, RICARDO DONIZETI DE TOLEDO, RICARDO TAMANINI, RICHARD MARTINS MELLO CAVALCANTI, ROBECO QI CUST SUST EME MKTS ENHANCED INDEX EQUITIES FUND, ROBERTA MARTINS DEQUI, ROBERTO AOKI ROMERO, ROBERTO DE ARAUJO, ROBERTO DE CASCIO NOCIOLINO, ROBSON DOMINGOS DA ROCHA, ROBSON REY VIANA DE REZENDE, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, RODOLFO DE ASSIS MIRANDA, RODRIGO ANTONIO NARDONI GONCALES, RODRIGO BERTEVELLI, RODRIGO DO CARMO RAMPAZZO, RODRIGO DOS SANTOS DAMASCENO, RODRIGO SALAZAR STAVALE, RODRIGO VASCONCELOS ANDRADE, RODRIGO VERLAINE RIBEIRO DE SOUZA, ROGERIO BUENO MOREIRA, ROGERIO DE ARAUJO TEIXEIRA, ROGERIO DUARTE DE CARVALHO, RONALDO SERGIO COSTA DA FROTA, RONALDO TADASHI KAWANO, ROYAL LONDON EQUITY FUNDS ICVC, RUSSELL GLOBAL INFRASTRUCTURE POOL, RUSSELL GLOBAL LISTED INFRASTRUCTURE FUND - $A HEDGED, RUSSELL INSTITUTIONAL FUNDS,LLC- RUSSELL GLOBAL LISTED I F, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL GLOBAL INFRASTRUCTURE FUN, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INVESTMENTS GLOBAL LISTED INFRASTRUCTURE FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SALT SUSTAINABLE GLOBAL LISTED INFRASTRUCTURE FUND, SALVADOR FERNANDES DE JESUS JUNIOR, SANTANDER IBOVESPA PASSIVO AÇÕES - FIF RESP LIMITADA, SANTANDER PREV AÇÕES DIVIDENDOS - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SBC MASTER PENSION TRUST, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND, SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND, SEBASTIAO DE SOUSA ALMEIDA, SERGIO LINCON ANDRADE, SERGIO RONI PILZ JUNIOR, SHEYLA MATOS STAVALE, SIDNEY RIUDY NAKANISHI, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR S&P EMERGING MARKETS EX-CHINA ETF, SPX Apache Fundo de Investimento Financeiro de Ações Responsabilidade Limitada, SPX Ranger Previdenciário Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SSGA SPDR ETFS EUROPE I PLC, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW MEXICO STATE INV. COUNCIL, STATE OF WYOMING, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, STATE STREET M BRAZIL I N L COMMON TRUST FUND, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STENIO OLIVEIRA DE AQUINO, STICHING PENSIOENFONDS VOOR HUISARTSEN, STICHTING AHOLD DELHAIZE PENSIOEN, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PENSIOENFONDS PGB, STICHTING PENSIOENFONDS VOOR DE ZORG EN WELZIJN, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PHILIPS PENSIOENFONDS, STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES, STK LONG ONLY FIA, SUN LIFE REAL ASSETS PRIVATE POOL, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, TEMPLETON INTERNATIONAL, INC., MARCIO MOTA MIRANDA AGO Final Summarized Voting Map April, 23, 2026 Investor relations https://ri.copel.com/ ri@copel.com RUA JOSE IZIDORO BIAZETTO, 158, ORLEANS, CEP 81200-240, 7535 - PR 1. [BVD Nº 1] Deliberation on Annual Management Report, Management Statements and Financial Statements for fiscal year 2025: ON Approve Reject Abstain 1.637.827.170 1.383.762.138 4.115.702 249.949.330 2. [BVD Nº 2] Deliberation on Managements proposal for the Capital Budget for fiscal year 2026; ON Approve Reject Abstain 1.637.827.174 1.631.836.589 1.205.956 4.784.629 3. [BVD Nº 3] Deliberation on Managements proposal for the allocation of net profit for 2025 and distribution of dividends: ON Approve Reject Abstain 1.637.841.174 1.619.185.995 18.529.529 125.650 4. [BVD Nº 4] Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? ON Yes No Abstain 1.637.826.174 1.518.198.777 97.848.079 21.779.318 5. [BVD Nº 5] Nomination of candidates to the fiscal council. 1. Demétrius Nichele Macei (Titular) / José Paulo da Silva Filho (Suplente) – Indicados pelo acionista Estado do Paraná ON Approve Reject Abstain 1.637.812.166 1.215.252.458 1.293.646 421.266.062 2. José Luiz de Araújo Rolim (Titular) / Ricardo Bertucci (Suplente) – Indicados pelo acionista Radar Gestora de Recursos Ltda ON Approve Reject Abstain 1.637.811.866 933.057.222 15.985.628 688.769.016 3. Sérgio Henrique da Fonseca (Titular) / Paulo Roberto Franceschi (Suplente) – Indicados pelo acionista SPX Gestão de Recursos Ltda ON Approve Reject Abstain 1.637.826.162 1.015.375.658 1.296.343 621.154.161 4. Filipe Bordalo di Luccio (Titular) / Verônica Gomes Vairo (Suplente) - Indicados pelo Acionista BNDES Participações SA. ON Approve Reject Abstain 1.568.582.334 297.008.730 0 1.271.573.604 6. [BVD Nº 6] Establishment of the global compensation for Management, Supervisory Board members (if elected), and members of Statutory Committees for the fiscal year 2026: ON Approve Reject Abstain Final Summarized Voting Map COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Ordinária e Extraordinária 04/23/2026 14:00 1.637.825.766 842.441.992 392.984.669 402.399.105 Final Summarized Voting Map COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Ordinária e Extraordinária 04/23/2026 14:00 AGE Final Summarized Voting Map April, 23, 2026 Investor relations https://ri.copel.com/ ri@copel.com RUA JOSE IZIDORO BIAZETTO, 158, ORLEANS, CEP 81200-240, 7535 - PR 1. [BVD Nº 1] Election of Mr. Harry Schmelzer Junior as a member of the Board of Directors to serve the unified term ending at the annual general meeting that reviews the management’s accounts and the Company’s financial statements for the fiscal year ending December 31, 2026: ON Approve Reject Abstain 1.623.097.896 1.318.243.341 458.871 304.395.684 2. [BVD Nº 2] Resolution on the compliance of Mr. Harry Schmelzer Junior, candidate for the Board of Directors, with the independence criteria established in CVM and Novo Mercado regulations: ON Approve Reject Abstain 1.623.096.008 1.318.561.071 113.676 304.421.261 Final Summarized Voting Map COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Ordinária e Extraordinária 04/23/2026 14:00

MINUTES OF THE 71ST ANNUAL GENERAL MEETING

AND THE 213TH EXTRAORDINARY GENERAL MEETING

1.       DATE, TIME, AND PLACE: Held on April 23, 2026, at 2:00 p.m., exclusively in digital format, and therefore in accordance with Article 5, Paragraph 3, of CVM Resolution no. 81, dated March 29, 2022, held at the Company’s registered office, located in the City of Curitiba, State of Paraná, at Rua José Izidoro Biazetto no. 158, Bloco A, Orleans, ZIP Code 81200-240.

2.       CALL: The first call notice was published in accordance with Article 124 of Federal Law no. 6,404, dated December 15, 1976 (“Corporations Law”), in the March 23, 24, and 25, 2026 editions of the newspaper “Valor Econômico,” on pages C5, A8, and A13, respectively, with the documents made available on the newspaper’s website, pursuant to Article 289, I, of the Brazilian Corporations Law.

3.       QUORUM FOR CONVENING: Present: (A) At the Annual General Meeting: shareholders holding 1,637,841,174 common, registered, book-entry, and no-par-value shares issued by the Company, excluding treasury shares, representing approximately 68.93% of the voting capital; and (B) At the Extraordinary General Meeting: shareholders holding 1,623,097,896 common, registered, book-entry, and no-par-value shares issued by the Company, excluding treasury shares, representing approximately 68.31% of the voting capital, as evidenced by the signatures in the Company’s Shareholder Attendance Book.

4.       ATTENDANCE: Present were Mr. Demetrius Nichele Macei, Chairman of the Supervisory Board, Mr. Marco Antônio Barbosa Cândido, Coordinator of the Statutory Audit Committee; Mr. Daniel Pimentel Slaviero, President of the Company; Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, Ms. Márcia Cristine Ribeirete Baena, Vice President of People and Management, Mr. Vicente Loiácono Neto, Director of Governance, Risk, and Compliance, and Mr. Guilherme Valle, representative of the external auditor, PricewaterhouseCoopers Auditores Independentes Ltda.

5.       PRESIDING BOARD: The meeting was chaired by Mr. Marcel Martins Malczewski, Chairman of the Company’s Board of Directors, pursuant to Article 12 of the bylaws, and recorded by Ms. Isabel Zaiczuk Raggio, who was also responsible for signing the copy of the minutes to be submitted to the Board of Trade.

6.               PUBLICATIONS AND DISCLOSURE: In accordance with Article 133 of the Brazilian Corporations Law, the Company’s Management Report and Financial Statements for the fiscal year ended December 31, 2025, accompanied by the respective notes to the financial statements and other relevant documents were published in the newspaper “Valor Econômico,” in a special supplement to the February 27, 2026 edition, with the full text of the document made available on the newspaper’s website, pursuant to Article 289, I, of the Brazilian Corporations Law. The above documents and other documents relevant to matters on the agenda, including the management’s proposal for the general meeting, were also made available to shareholders at the Company’s headquarters and published on the websites of CVM, B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and the Company’s websites, more than one (1) month prior to the date of this Meeting, in accordance with the Brazilian Corporations Law and applicable CVM regulations.

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1
7.	AGENDA: To examine, discuss, and vote on the following agenda:
7.1.	ANNUAL GENERAL MEETING:

7.1.1.        Annual Management Report, Management Statements and Financial Statements for fiscal year 2025;

7.1.2.        Management's proposal for the Capital Budget for fiscal year 2026;

7.1.3. Management's proposal for the allocation of net profit for 2025 and distribution of dividends;

7.1.4       Setting up of the Supervisory Board, considering the nomination of candidates by shareholders, in accordance with the applicable law;

7.1.5        If the Supervisory Board is set up, election of three regular members and their respective alternates; and

7.1.6        Establishment of the global compensation for Management, Supervisory Board members (if elected), and members of Statutory Committees for the fiscal year 2026.

7.2.	EXTRAORDINARY GENERAL MEETING:

7.2.1.        Election of a member of the Board of Directors to serve the unified term ending at the annual general meeting that reviews the management’s accounts and the Company’s financial statements for the fiscal year ending December 31, 2026; and

7.2.2.        Resolution on the compliance of the elected member of the Board of Directors with the independence criteria established in CVM and Novo Mercado regulations.

8.               RESOLUTIONS: Once the meeting was convened and following the review and discussion of the items on the agenda, the shareholders present resolved as follows:

At the Annual General Meeting:

8.1.       To approve, in accordance with the votes recorded in the voting map contained in Annex I, the Annual Management Report, Management Statements and Financial Statements for fiscal year 2025;

8.2.       To approve, in accordance with the votes recorded in the voting map contained in Annex I, the proposed Capital Budget for the fiscal year 2026, in the total amount of R$3,021,288,866.00 (three billion, twenty-one million, two hundred eighty-eight thousand, eight hundred sixty-six reais);

8.3.       To approve, in accordance with the votes recorded in the voting map contained in Annex I, the management’s proposal for the allocation of net income for the 2025 fiscal year, in the amount of R$2,688,613,402.80 (two billion, six hundred eighty-eight million, six hundred thirteen thousand, four hundred two reais and eighty cents), as follows:

a)	R$134,430,670.14 (one hundred thirty-four million, four hundred thirty thousand, six hundred seventy reais and fourteen centavos), equivalent to 5% of the net income for the 2025 fiscal year, for the establishment of the legal reserve, as provided for in Article 193 of the Brazilian Corporations Law and in the Bylaws;

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1
b)	R$42,637,331.97 (forty-two million, six hundred thirty-seven thousand, three hundred thirty-one reais and ninety-seven cents) added to adjusted net income due to the realization of the asset revaluation reserve, resulting from the application of deemed cost to fixed assets upon the initial adoption of Technical Pronouncement CPC 27;
c)	R$1,100,000,000.00 (one billion, one hundred million reais) already approved at the 264th Extraordinary Meeting of the Board of Directors on November 18, 2025, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of earnings allocated to the mandatory dividend, in the form of interest on equity (JCP), which was paid on January 19, 2026;
d)	R$1,496,820,064.63 (one billion, four hundred ninety-six million, eight hundred twenty thousand, sixty-four reais and sixty-three cents) for the establishment of the retained earnings reserve, the purpose of which is to secure the Company’s investment program, in accordance with the capital budget proposal, pursuant to Article 196 of the Brazilian Corporations Law.

8.4.       To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the set up of the Supervisory Board, considering the nomination of candidates by shareholders, pursuant to the applicable law;

8.5.       To elect the following persons as members of the Supervisory Board, with a term of office until the first Annual General Meeting to be held after their installation, in accordance with the votes recorded in the voting map contained in Annex I:

DEMÉTRIUS NICHELE MACEI, Brazilian, married, attorney, holder of Identity Card no. 1,952,651-7/SSP-SP, registered with the CPF/MF under no. 787.870.509-78, elected to serve as a regular member of the Supervisory Board;

JOSÉ PAULO DA SILVA FILHO, Brazilian, married, accountant, holder of Identity Card no. 55.837.704-X/SSP-SP, registered with the CPF/MF under no. 386.730.294-49, elected to serve as an alternate member of the Supervisory Board;

JOSÉ LUIZ DE ARAÚJO ROLIM, Brazilian, married, economist, holder of Identity Card no. 201139748/DETRAN-RJ, registered with the CPF/MF under no. 102.318.277-76, elected to serve as a regular member of the Supervisory Board;

RICARDO BERTUCCI, Brazilian, married, accountant, holder of Identity Card no. 424096/SESP-RO, registered with the CPF/MF under no. 003.673.579-50, elected to serve as an alternate member of the Supervisory Board;

SÉRGIO HENRIQUE DA FONSECA, Brazilian, married, accountant, holder of Identity Card no. 094719333/IFP-RJ, registered with the CPF/MF under no. 023.936.847-94, elected to serve as a regular member of the Supervisory Board; and

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1

PAULO ROBERTO FRANCESCHI, Brazilian, married, accountant, holder of Identity Card no. 669.976-6/SSP-PR, registered with the CPF/MF under no. 171.891.289-72, elected to serve as an alternate member of the Supervisory Board.

8.5.1 To state that, based on the information received by the Company’s management, in accordance with the applicable law, shareholders were informed that the elected members of the Supervisory Board meet the requirements set forth in Article 162 of the Brazilian Corporations Law and are in a position to sign, without any reservations, the declaration referred to in Articles 147 and 162, paragraph 2, of the Brazilian Corporations Law, which will be filed at the Company’s headquarters.

8.5.2 It is hereby noted that the members of the Supervisory Board elected herein shall assume their respective positions within thirty (30) days from the date hereof, upon signing the respective oath of office, to be recorded in the Company’s designated register, accompanied by the declaration of non-impediment as set forth above.

8.6.       To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the setting of the total compensation for Executive Officers, Supervisory Board Members, and Members of Statutory Committees for the fiscal year 2026, with a global limit for the fiscal year of up to R$65,458,216.46 (sixty-five million, four hundred fifty-eight thousand, two hundred sixteen reais and forty-six cents), to be allocated individually by the Board of Directors.

8.6.1 To note that the amount hereby approved for total compensation does not include taxes and contributions that are the employer’s responsibility.

8.6.2 To note that the compensation of the members of the Supervisory Board, pursuant to Article 162, Paragraph 3, of the Brazilian Corporations Law, shall be in an amount equivalent to 10% (ten percent) of the fixed compensation that, on average, is attributed to the Company’s executive officers, excluding benefits, representation allowances, and profit sharing attributed to the executive officers.

At the Extraordinary General Meeting:

8.7        To elect the following person to fill a vacancy on the Board of Directors until the end of the unified term, which will conclude at the Annual General Meeting to be held in 2027, in accordance with the votes recorded on the voting map contained in Annex I:

HARRY SCHMELZER JUNIOR, Brazilian, married, electrical engineer, holder of Identity Card no. 599.160/SSP-SC, registered with the CPF/MF under no. 444.489.619-15, elected as a member of the Company’s Board of Directors.

8.7.1 To note that, based on information received by the Company’s management, in accordance with the applicable law, shareholders were informed that the now elected board member is in a position to sign the declaration of non-impediment referred to in Article 147, Paragraph 4, of the Brazilian Corporations Law and in Article 2 of Annex K of CVM Resolution no. 80, dated March 29, 2022 (“RCVM 80”), which will be filed at the Company’s headquarters.

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Tax ID No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration no. 1431-1

8.7.2 To state that the newly elected member of the Board of Directors shall assume office within thirty (30) days from the date hereof, upon signing the relevant certificate of assumption of office to be recorded in the Company’s designated register, accompanied by the declaration of non-impediment pursuant to item 8.7.1 above.

8.8.       To approve, in accordance with the votes recorded in the voting map set forth in Annex I, the compliance of the elected member of the Board of Directors with the independence criteria established in RCVM 80 and in the B3 Novo Mercado Regulations.

9.               DOCUMENTS: No documents, proposals, statements, voting declarations, protests, or dissenting opinions were submitted to the meeting.

10.            CLOSING AND DRAWING UP OF THE MINUTES: There being no further business to discuss, the Chairman adjourned the meeting to draft these minutes in the form of a summary of the proceedings, containing only a transcript of the resolutions adopted and to be published without the signatures of the shareholders present, as permitted by Article 130, paragraphs 1 and 2, of the Brazilian Corporations Law, which, having been presented and found to be in order, was approved by those present. The record of shareholder attendance in these minutes and the Shareholder Attendance Book was made by the signature of the Secretary of the Board, in accordance with applicable regulations.

MARCEL MARTINS MALCZEWSKI	DEMÉTRIUS NICHELE MACEI
Chairman of the General Meeting and	Chairman of the Supervisory Board
Chairman of the Board of Directors

MARCO ANTÔNIO BARBOSA CÂNDIDO	DANIEL PIMENTEL SLAVIERO
Chairman of the	President
Statutory Audit Committee

FELIPE GUTTERRES RAMELLA	MÁRCIA CRISTINE RIBEIRETE BAENA
Vice-President of Finance and Investor Relations	Vice-President of People and Management

VICENTE LOIÁCONO NETO	ISABEL ZAICZUK RAGGIO
Chief Governance, Risk and Compliance Officer	Secretary of the General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 23, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.